SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For July 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F   Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes                  No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of July 2006, incorporated by reference herein:
Exhibit
99.1
Release dated July 4, 2006, entitled “DRDGOLD LIMITED ANNOUNCES AMENDMENT
AND EXTENSION OF EXCHANGE OFFER FOR 6% SENIOR CONVERTIBLE NOTES
DUE 2006”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: July 4, 2006 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

DRDGOLD Limited Announces Amendment and Extension of Exchange Offer
for 6% Senior Convertible Notes due 2006
Johannesburg, South Africa, June 30, 2006—DRDGOLD Limited (“DRDGOLD”) (JSE: DRD; NASDAQ:
DROOY) announced today that it has filed with the Securities and Exchange Commission Amendment No. 1 to its
Statement on Schedule TO (the “Amendment”) relating to its offer to exchange (the “Exchange Offer”) up to
$66,000,000 in aggregate principal amount of new 6% Senior Convertible Notes due 2010 (the “New Notes”) for an
equal aggregate principal amount of its currently outstanding 6% Senior Convertible Notes due 2006 (the “Old
Notes”). The Amendment contains important information that holders of Old Notes should consider in deciding whether to tender their Old Notes in exchange for the New Notes, including, among other things, summary financial information of DRDGOLD. The summary financial information summarizes the financial statements of DRDGOLD included in its prior filings under the Securities Exchange Act of 1934 (the “Exchange Act”) and is annexed to this press release. In addition, DRDGOLD has extended the expiration of the Exchange Offer until 12:00 midnight New
York City time on July 18, 2006, unless otherwise terminated or further extended.
Holders of Old Notes are encouraged to carefully review the Exchange Offer materials, including the offering memorandum, Schedule TO, as amended from time to time, and related materials filed with the Securities and Exchange Commission (the “Commission”), which contain information material to their decision on whether or not to tender in the Exchange Offer. These materials are available free of charge at the Securities and Exchange
Commission’s web site at www.sec.gov. Investors and security holders may also obtain the offering memorandum and related materials through the exchange agent for the Exchange Offer, at:
The Bank of New York
One Canada Square
London E14 5AL
England
Attn: Paul Pereira
Telephone: +44 20 7964 7495
By facsimile:
(For Eligible Institutions only):
+44 20 7964 6339
The Exchange Offer will expire at 12:00 midnight New York City time on July 18, 2006, unless extended or earlier terminated by DRDGOLD. The Exchange Offer is being made pursuant to Section 3(a)(9) of the Securities Act of 1933 (the “Securities Act”). No commission or other remuneration will be paid or given, directly or indirectly, by DRDGOLD for solicitation of acceptance of the Exchange Offer.
This announcement is for informational purposes only and does not constitute an offer to sell, or the solicitation of an offer to buy, any of DRDGOLD’s ordinary shares, American Depository Shares, the Old
Notes or the New Notes.
Statements in this announcement include forward-looking statements within the meaning of the Securities
Act and the Exchange Act. Such forward-looking statements are subject to certain risks and uncertainties, as disclosed by DRDGOLD from time to time in its filings with the Securities and Exchange Commission. As a result of these factors, DRDGOLD’s actual results may differ materially from those indicated or implied by such forward-
looking statements. There can be no assurance that DRDGOLD will complete the Exchange Offer on the anticipated terms or at all. DRDGOLD’s ability to complete the Exchange Offer will depend, among other things, on market conditions. DRDGOLD’s ability to complete the Exchange Offer and its business are subject to risks described in its filings with the Securities and Exchange Commission.
DRDGOLD Limited (www.drdgold.com) is a gold mining company engaged in underground and surface gold mining including exploration, extraction, processing and smelting. For further information, please contact Ilja
Graulich, head of Investor Relations, at +27 11 219 8700.

ANNEX
SUMMARY CONSOLIDATED FINANCIAL INFORMATION
The following summary consolidated financial information should be read in conjunction with the section entitled “Operating and Financial Review and Prospects” and our consolidated financial statements and notes included in our Annual Report on Form 20-F for our fiscal year ended June 30, 2005 and our IFRS Report to
Shareholders for the six months ended December 31, 2005, submitted to the Commission under cover of a Form 6-K on February 23, 2006, (as amended by our release dated 22 March 2005, submitted to the Commission under cover of a Form 6-K on March 23, 2006). The summary consolidated income statement information for the fiscal years ended June 30, 2005, June 30, 2004 and June 30, 2003, and the summary consolidated balance sheet information as of June 30, 2005, June 30, 2004 and June 30, 2003 are derived from our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended June 30, 2005. The summary consolidated income statement information for the six months ended December 31, 2005 and December 31, 2004 and the summary consolidated balance sheet information as of December 31, 2005 are derived from our unaudited consolidated financial statements included in our report on Form 6-K on June 9, 2006. The unaudited financial information includes all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods.
Summary Consolidated Financial Data
(in thousands, except share, per share and per ounce data)
Six months ended December 31,
Year ended June 30,
2005
2
2004
2
2005                 2004
1 2
2003
1 2
(as restated)
(as restated)
$’000                       $’000
$’000
$’000
$’000
Consolidated Statement of Operations Data
Revenues ..........................................................
95,638                    92,931
183,609 183,254 109,419
Production costs ................................................
(80,093)                  (72,451)
(136,520) (143,026) (90,761)
Net operating (loss)/income............................... (9,155) (2,802)
6,597             (16,110)                47,237
(Loss)/profit from continuing operations before
tax and other items............................................
(8,696)                    (3,001)
(11,155) (11,882) 59,406
Income and mining tax expense ........................
(116)                    (7,519)
(5,762) (14,230) (15,830)
Equity in loss from associates............................ (12,213) (2,400) (20,511) (11,975) (6,867)
Minority interest..................................................
186                           (9)
(2) (7) —
Net (loss)/profit from continuing operations
applicable to common stockholders  ...................
(20,839)                  (12,929)
(37,430) (38,094) 36,709
Loss from discontinued operation.......................
(957)                  (48,881)
(44,359) (20,804) (22,577)
Net (loss)/profit applicable to common stockholders
(21,796) (61,810) (81,789) (58,898) 13,959
Basic (loss)/profit per share – continuing
operations (cents)
(7)                          (5)
(15) (17) 20
Basic loss per share - discontinued operation
(cents) ................................................................
—                          (20)
(17) (10) (12)
Basic (loss)/profit per share (cents) ................... (7) (25) (32) (27) 8
Diluted (loss)/profit per share - continuing operations
(cents) ................................................................
(7) (5)
(15)                     (17)                       18
Diluted (loss)/profit per share
discontinued operation (cents)
—                          (20)
(17) (10) (12)
Diluted (loss)/profit per share (cents) .................
(7) (25) (32) (27) 6

............................

................................................

As at December 31,
As at June 30,
2005
2005                2004
1 2
2003
1 2
(as restated)
(as restated)
$’000
$’000               $’000                       $’000
21,721
36,085           22,453                   44,423
Total assets.......................................................................
272,791              238,257         282,735                 207,335
Total liabilities ....................................................................
(196,191)            (158,330)       (200,194)              (197,145)
Long-term loans ................................................................
(4,717)              (69,314)         (59,865)                (63,149)
Stockholders' (equity)/deficit............................................. (72,109) (79,053) (81,612) (10,190)
Total liabilities and stockholders' equity ............................
(272,791)            (238,257)       (282,735)              (207,335)
Number of ordinary shares issued as at June 30
(December 31) ..................................................................
308,086,126        296,206,048   233,307,667         184,222,073
Number of cumulative preference shares issued as at June
30 (December 31) .............................................................
5,000,000            5,000,000       5,000,000             5,000,000
Book value per share
3
.......................................................
$0.23                   $0.27              $0.35                   $0.06
Six months ended December 31,
Year ended June 30,
2005
2
2004
2
2005
2004
1 2
2003
1 2
(as restated)
(as restated)
$’000 ......................$’000
$’000
$’000
$’000
Non-US GAAP Financial Data
Working capital..............................................
(78,147)               (33,280)             11,597             (24,993)                  2,419
Cash costs per ounce
4
- continuing operations
424                      332
315                     307                     275
Cash costs per ounce
4
– discontinued operation
— 464 504 393 312
Cash costs per ounce
4
.....................................
424                      386
374                     343                     297
Total costs per ounce
5
– continuing 547 432
449                     418                     151
Total costs per ounce
5
– discontinued operation
— 738 630 441 321
Total costs per ounce
5
....................................
552                      557
506                     428                     250
_________________________
1 The selected consolidated financial data for fiscal 2004 and 2003 has been restated for the equity method of accounting of our investment in Emperor Mines Limited.
2 The selected consolidated financial data for fiscal 2004 and 2003 has been restated for the disclosure of Buffelsfontein Gold
Mines Limited as a discontinued operation.
3 Book value per share is calculated by dividing the sum of outstanding ordinary shares into consolidated shareholders’ equity.
4 Cash costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs for fiscal 2005, 2004 and 2003 see Item 5A.: “Operating Results” in our Annual Report on Form 20-F for our fiscal year ended June 30, 2005.
5 Total costs per ounce is a non-US GAAP financial measure of performance that we use to determine cash generating capacities of the mines and to monitor performance of our mining operations. For a reconciliation to production costs for fiscal 2005, 2004 and 2003 see Item 5A.: “Operating Results” in our Annual Report on Form 20-F for our fiscal year ended June 30, 2005.

Cash and cash equivalents...............................................
Consolidated Balance Sheet Data
................